QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AVENTIS
(Name of Subject Company)

AVENTIS
(Name of Person Filing Statement)

Ordinary Shares, nominal value 3.82 Euros per Ordinary Share
American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

053561106
(CUSIP Number of Class of Securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Richard A. Pollack	George J. Sampas
Sullivan & Cromwell LLP	Sullivan & Cromwell LLP
125 Broad Street	1 New Fetter Lane
New York, New York 10004	London EC4A 1AN
(212) 558-4000	United Kingdom
(011) (4420) 7959-8900

☐ Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Aventis on April 16, 2004. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

Item 9.    Exhibits

Item 9 is hereby amended and supplemented by adding the following hereto:

(a)(2)(xxii)    Material posted on Aventis' internal website on April 16, 2004.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2004

AVENTIS
By	/s/ IGOR LANDAU
Name:	Igor Landau
Title:	Chairman of the Management Board

3

Exhibit (a)(2)(xxii)

U.S.-Based Associates' Q&A's on Sanofi Bid—UPDATED: April 12, 2004

For Internal Use Only

Frequently Asked Questions from U.S.-based Associates

        This update includes new Q's & A's received from associates based in the U.S. Please note that the new material is highlighted by an asterisk, but we have kept earlier Q's&A's in place for your convenience so as to have all the information available in one spot.

        It's important to note that at this stage, there are many more questions than can be answered, but both the Aventis Board of Management and the NALT have pledged to share all information with associates as soon as it is available.

TO SUBMIT A QUESTION CLICK: HERE

        We have received many questions from Aventis associates regarding the potential effects of the Sanofi tender offer on compensation and benefit plans, including stock options, the Horizon stock plans, and investments in the Aventis ADR Fund of the Aventis Pharmaceuticals Savings Plan. We are working to obtain definitive responses to these questions, and will post them on the North America web site as legal requirements are satisfied. Updated information will be posted as it becomes available.

Questions Updated Through: April 12, 2004

Exchange Offer

Q:
What is a "tender offer"?

A:
A tender offer is a prospective buyer's "offer", made to a "target" company's shareholders for a limited period of time, to buy their shares for a fixed price. The target company's shareholders may accept this offer by "tendering" their shares—depositing them in escrow with the buyer's agent until the end of the tender offer. If a sufficient number of shares are tendered and the other conditions set by the prospective buyer are either met or validly waived, then the buyer purchases the tendered shares. If the number of shares tendered does not meet the minimum condition of the buyer's offer, there is no sale and the shares are returned to the tendering shareholders. Sanofi-Synthelabo's "tender offer" for Aventis shares is an "exchange offer" because Sanofi is offering Sanofi shares in addition to a cash component in exchange for Aventis shares.

Q:
What is a "hostile" tender offer?

A:
A tender offer is "hostile" when it is commenced without a negotiated agreement between the prospective buyer and the target company's management and the target company's management does not subsequently recommend the offer to its shareholders. Hostile tender offers are uncommon in the pharmaceutical industry due to the importance of the "due diligence" process in completely understanding the pipeline and products of the company that is being sought—and adequate "due diligence" regarding such matters is not possible without the cooperation of the target company's management.

Q:
What does it mean for the exchange offer to "succeed?"*

A:
Sanofi's exchange offer will succeed if more than 50% of all Aventis shares and ADRs are tendered and not withdrawn in the US, French, and German offers combined. The 50% is computed as if all outstanding Aventis options and warrants had been exercised and converted into Aventis shares. If this "minimum tender condition" is met, and the exchange offer's other conditions (such as antitrust approval) are satisfied, Sanofi will be obligated to buy the tendered Aventis shares/ADRs for the specified cash and stock.

  If more than 50% of all Aventis shares/ADRs are not tendered, the tender offer will lapse unless Sanofi has already validly waived the minimum tender condition. If the tender offer lapses, the Aventis shares and ADRs that have been tendered will be returned to their owners. If Sanofi waives the minimum tender condition, it must do so prior to the expiration date of the offer, in which case French regulatory authorities may or may not permit Sanofi to acquire the tendered Aventis shares/ADRs.

Q:
What would happen if Sanofi's exchange offer is successful?

A:
If the exchange offer is successful, Aventis shareholders who tender their shares would receive a combination of Sanofi shares and cash in exchange for their Aventis shares. These shareholders would then be shareholders of Sanofi, and Sanofi would be the majority shareholder of Aventis. Sanofi has indicated that it may use its majority shareholder status to, among other things, elect a new Supervisory Board, dismiss the current Management Board, and replace Aventis' two-tiered board structure with a single board of directors.

Q:
What would happen to Aventis shareholders who do not tender their shares if the offer "succeeds?"*

A:
That would depend on the number of shares Sanofi acquired in the offer. Sanofi could provide a subsequent offering period so that remaining Aventis shareholders will have a chance to tender their shares at the same price. Shareholders who do not tender their Aventis shares/ADRs would remain Aventis shareholders. However, if Sanofi acquires more than 95% of all Aventis shares/ADRs, French law would permit Sanofi to force the remaining Aventis shareholders to sell their shares. Additionally, even without acquiring 95% of Aventis' shares/ADRs, Sanofi could cause Aventis to merge into Sanofi, forcing remaining Aventis share/ADR holders to become Sanofi share/ADR holders by operation of law.

  If a sufficiently large number of Aventis shares/ADRs remained outstanding, it is possible that trading in Aventis shares/ADRs would continue. However, Sanofi has indicated that, depending on the number of Aventis shares/ADRs remaining, it might consider actions that could negatively affect trading in Aventis shares/ADRs, including "delisting" Aventis shares/ADRs from trading on the principal stock exchanges in France, Germany, and/or the U.S. and discontinuing Aventis' ADR arrangements in the U.S.

Q:
When does Sanofi's exchange offer begin in the US?*

A:
Sanofi's U.S. offer commenced April 12, 2004. Unless extended, it will expire at 5:00 p.m. New York time on May 28, 2004.

Q:
What will be the impact of the French lawsuit on the tender offer?*

A:
Aventis has appealed clearance of Sanofi's offer by the AMF, France's securities regulatory authority. The tender offer may proceed while the lawsuit is pending, but the AMF has announced that it will not allow the tender offer to close until after the litigation is resolved. The Paris Court of Appeal has scheduled closing arguments for May 6, 2004, and is expected to render a decision by the end of May. If the court renders a decision favorable to Aventis, Sanofi may either abandon its attempt to acquire Aventis or present a revised offer to the French authorities for approval. If the court's ruling favors Sanofi, The AMF has said it will permit the tender offer to close eight days after the court announces its decision.

Q:
Is there a "vote" required in connection with the exchange offer?*

A:
No. Aventis share/ADR holders' only decision is whether or not to accept Sanofi's offer by "tendering" their Aventis shares/ADRs.

Q:
Can the Aventis Management Board or the Supervisory Board be forced to accept a hostile tender offer from Sanofi or from any other company?

A:
No, but their acceptance is not required. Individual Aventis shareholders may choose to tender their shares or not. If Sanofi acquires more than 50% of Aventis shares in the tender offer, Sanofi will acquire the power to cause the election of a new Aventis Supervisory Board and dismissal of the current Aventis Management Board.

Q:
If the tender offer is successful, will we immediately be under the control of Sanofi? What will happen to our senior management at that stage? Will they have any authority to deal with HR issues?

A:
If the tender offer is successful, Sanofi has said that it will take control of Aventis as soon as practicable after the tender offer is completed and, if necessary, cause the election of a new Aventis Supervisory Board and the dismissal the current Aventis Management Board. Any statement about the impact of such actions on HR issues at this time would be purely speculative.

Q:
If an Aventis ADR owner asks me whether they should tender their Aventis ADRs, how should I respond?*

A:
The Aventis Guidelines on Unlawful Insider Trading prohibit Aventis associates from giving investment advice regarding Aventis securities. This rule is intended to protect our associates from charges of unlawfully "tipping" inside information to persons who then trade in Aventis shares/ADRs. In addition, there is a prescribed format for Aventis' formal recommendation to share/ADR holders regarding Sanofi's U.S. tender offer, and our statements regarding the U.S. tender offer must be reported to the SEC. An unauthorized statement by an Aventis associate to a share/ADR holder could create the impression that Aventis is communicating with shareholders improperly. The Guidelines can be found at the following web address: http://ann.aventis.com/page.asp?pageid=29713 334878419267170&lang=en& folderid=459735862034291213

Business/Product

Q:
What is the bottom-line comparison of profits, Aventis vs. Sanofi?*

A:
A bottom line comparison is difficult to make insofar as Sanofi is marketing several of its major compounds via marketing partners BMS for Plavix and Approvel/Avapro, Fujisawa for Stilnox and Organon on Arixtra. This would be expected to minimize their operating expenses particularly in the United States as compared to Aventis. Source: UBS Investment Research—February 2004.

Q:
Do our areas of research "match," or is there potential to eliminate some areas of research?

A:
Any answer given at this time would be purely speculative.

Q:
Would we have to divest some of our products?

A:
Any answer given at this time would be purely speculative.

Q:
When does the patent expire for Delix/Tritace? What about Lovenox and Allegra—or is the issue for these mainly about court (generics) challenge and not expiration?

A:
Delix/Tritace patent expiration varies by country: Germany, 2004; UK/Ireland, 2004; France, 2006; Italy, 2007; Canada, 2018. Allegra and Lovenox patents are threatened by generic challenges.

Q:
When can we expect to hear something concrete about the takeover bid?

A:
Both the Aventis Management Board and the NALT have committed to provide associates with accurate information on developments when it is available. On February 3, Dr. Frank Douglas, head of DI&A, published an article in which he urges all in his organization to maintain their 2003 focus during the challenges of 2004. He says, "(Our accomplishments) are concrete proof that the productivity strategies we implemented over the past few years are now paying off." To read Dr. Douglas' article in full, please click here.

Employee Benefits

Severance

Q:
Will Aventis offer a voluntary separation/retirement plan if Sanofi's tender offer is successful?

A:
Any answer given at this time would be purely speculative.

Q:
If Aventis is acquired by Sanofi, will enhanced severance be offered?

A:
Any answer given at this time would be purely speculative.

Retirement Plans

Q:
If this offer is successful, what could happen to our retirement benefits?

A:
As at all times (i.e., regardless of whether ownership of Aventis changes), the retirement plans may not be changed to take away any benefits that you have already accrued.

  As to the Savings Plan and Cash Balance Plan, this means your "account balances" will not be changed, except for the effects of normal investment fluctuations. As to the legacy pension plans, this means your monthly retirement benefit accrued to date (not with projected earnings or years of service) will not change. Additionally, these plans are funded in trust, and under the trust those monies may not be diverted for purposes other than to pay plan benefits.

  If you are a participant in the voluntary deferred compensation plan, again, your account balance, subject to normal investment fluctuations, will not change. These benefits are also funded in trust; however as a "non-qualified" plan, the trust assets for this plan are subject to claims of Aventis' creditors in bankruptcy. They are not subject to any other diversion, however, regardless of whether the company experiences a change of control.

  As always, however, Aventis or a new company may change future benefits at any time.

Q:
Who decides whether to tender the Aventis ADRs held in the Savings Plan Aventis Fund?*

A:
The Savings Plan Trust is the legal owner of the Aventis ADRs in the Aventis Fund, and the trustee (T. Rowe Price Trust Company) will act on behalf of participants to tender, or not tender, the shares with respect to the Aventis ADRs in the Aventis Fund. The Aventis Savings Plan Investment Committee has directed T. Rowe Price to "pass through" the tender offer to participants in the Aventis Fund.

Q:
What does it mean to "pass through" the tender offer to the Aventis Fund participants?*

A:
This means that Aventis Fund participants would be given the opportunity to instruct T. Rowe Price whether to tender the Aventis ADRs represented by their respective interests in the Aventis Fund. T. Rowe Price will tender (or not tender) the Aventis Fund's Aventis ADRs according to the instructions of the participants. The terms of the Trust require T. Rowe Price to tender all Aventis ADRs for which it does not receive instructions, in addition to the Aventis ADRs for which it receives instructions to tender. Participants will receive materials regarding this pass through instruction opportunity as soon as possible after the Offer opens in the US.

  If a "pass through" is not possible, the Aventis Pharmaceuticals Savings Investment Committee (APSIC) will instruct T. Rowe Price whether to tender the Aventis ADRs held in the Aventis Fund, based on the APSIC's view of what is in the best interest of participants in the Aventis Fund. Such a situation might arise if, for example, the timing of Sanofi's U.S. offer does not allow sufficient time to prepare and distribute offering materials to Plan participants, receive their tender instructions, and communicate those instructions to Sanofi's U.S. agent before the closing of the offer.

Q:
How will participants in the Aventis Fund know if this tender decision is being passed through to them?*

A:
Participants will receive written communication materials from the Plan.

Incentive Compensation

Q:
Will associates who hold unvested Aventis stock options be able to exercise their options if the tender offer is successful? Do options held by employees automatically vest if a "change of control" occurs? Can they then be exercised?*

A:
Under the terms of the Aventis stock option plans, a "change of control" will not affect the vesting schedule of any Aventis stock options.

  Sanofi has said that, if it takes control of Aventis, it intends to offer Aventis stock option holders a choice between (i) exchanging their Aventis stock options for Sanofi stock options, or (ii) receiving Sanofi shares in exchange for Aventis shares when exercising vested Aventis stock options. In either case, the exchange ratio would be 1.0294 Sanofi shares for each Aventis share—the same ratio as in the exchange offer.

Business Continuity

Q:
Is there a hiring freeze in North America Commercial Operations as a result of the Sanofi takeover attempt?

A:
No. The individual business units will decide what hiring decisions and guidelines must be made to support their business priorities, which will be the company's number one priority. In North America, we must continue to use prudent judgment when deciding what positions are critical to fill, but the decision to recruit and hire remains with the function. The appropriate NALT member will continue to review requests for new positions.

  If a decision is made to engage in the recruiting process with external candidates now, or in the near future, it's important for us to be mindful of the fact that those individuals will most likely be following the developing story in the media, which could make engaging them in a dialog about a career with Aventis more challenging than is typical.

Q:
Should managers still be actively working with Staffing to fill vacant positions?

A:
Yes, provided that approval is obtained from their NALT member.

Q:
Will the reshaping of Shared Services in North America continue?

A:
This effort will continue as planned, although it is in its very early stages. The initiative will proceed in an orderly fashion and phased approach. The new Shared Services organization will evaluate a number of processes and programs, and while it intends to move in a timely manner, nothing will happen overnight. Next steps will be clearly communicated in advance.

Q:
Is it likely that there will be job cuts in the U.S. if the Sanofi tender offer succeeds?

A:
Any answer given at this time would be purely speculative.

Q:
Will there be any consolidation in the number of Aventis offices/sites within the U.S., and specifically within the NJ area, if the Sanofi offer succeeds?

A:
Any answer given at this time would be purely speculative.

Q:
As a sales rep, how should I approach my daily work?

A:
With the same degree of focus you have always shown. It is imperative that throughout this period everyone at Aventis continues to carry on with their day-to-day business activities as usual, and above all, to serve our customers. Please do not allow the rumors to distract you and your teams. Sales associates are, to a large degree, in "the people business" and it is your professionalism and execution of our business priorities that will make the difference. For Aventis, our daily challenge is to meet the needs of our customers, physicians, and patients who rely on our products and expertise.

Q:
From a sales force perspective, we're finding that candidates we've interviewed recently have expressed concerns in joining Aventis based on what they've read in the press.

A:
That's not an unusual reaction, based on the amount of coverage the story has gotten in the press. And, there's no question that this will make the recruiting process more difficult. However, one thing to keep in mind during this period is that there is a lot more speculation in the press than there is fact. Our senior management is on record as opposing the hostile bid and doing all it can to convince shareholders that Aventis as a stand-alone company can bring more value. So in the meantime we are approaching business as usual—continuing to recruit and hire the best talent and deliver Aventis' short and long-term goals.

Q:
As an Area Business Manager, I'm sensing that there is a reluctance for internal candidates to apply for certain types of jobs or to cross sales force boundaries. How can I respond to this?

A:
The best approach we can pursue is to focus on the task at hand, and to put all of our energies toward carrying out the Priorities for 2004. While some associates might think the best thing is to "lay low" during a period of uncertainty—inaction is probably the worst course of action. At this point there's no clear indication of how long the Sanofi bid issue—or any related issue—might take, and passing up on what might be a good opportunity because of the uncertainty won't help the company or potential candidates move forward.

Q:
Who are our major shareholders and what percentage of Aventis stock do they own? How much stock is owned by Aventis associates?

A:
The Aventis shareholder structure on December 31, 2003:

• Shares owned in the U.S. and Canada	25.0 percent
• Shares owned in France	22.3 percent
• Shares owned by the Kuwait Petroleum Corp. (KPC)	13.5 percent
• Shares owned in the UK and Ireland	11.1 percent
• Shares owned in Germany	9.0 percent
• Shares owned in the rest of Europe	11.8 percent
• Shares owned in other parts of the world	1.0 percent
• Shares owned by Aventis associates	3.5 percent
• Shares held by Aventis	2.8 percent
Q:
Do you have an idea how long similar bids have taken to affect the sales force?*

A:
We anticipate that Sanofi's takeover attempt will go on for several months, it is impossible to predict what impact, if any, a successful Sanofi bid—or any other bid—would have on the sales forces.

Q:
What specific things can we as managers do to help drive business and place Aventis in the best position to defeat this offer?

A:
These are several takeaway messages for your managers:

  •
  Keep yourself and your people motivated—Aventis has a great future.

  •
  Encourage your teams to embrace the Aventis values of courage and integrity to deal with the distraction and uncertainty.

  •
  Deliver on our commitments: Focus on your day-to-day business, your priorities '04 and serve our customers.

  •
  Do our business even better than yesterday: Q1/Q2 2004 performance will be arguments to defend ourselves.

  •
  Be calm and patient through what could be a tough and long fight.

  •
  Think positively—remain optimistic as well as realistic.

  •
  Do not comment to the media; refer all requests to your Communications department.

Aventis shareholders are advised to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Aventis with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by Aventis with the SEC are or will be made available without charge by Aventis and are available without charge from the SEC's website at www.sec.gov.

QuickLinks

  Item 9. Exhibits
SIGNATURE
  Exhibit (a)(2)(xxii)
Business/Product
Employee Benefits
Business Continuity